JAMES STAFFORD

James Stafford, Inc.*
JBS/ds/RegAu09	Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.

PRIVATE AND CONFIDENTIAL

British Columbia Securities Commission
P.O. Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

30 September 2008

Dear Sirs/Mesdames:

We have read the statements made by Reg Technologies Inc. as in the attached copy of Notice of Change of Auditor dated 25 September 2008, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated 25 September 2008.

Yours truly,

“James Stafford”

James Stafford
Chartered Accountants
Vancouver, 30 September 2008